UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of December 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Veolia Environnement announces
the partial buyback of its 2013 bond issues

Paris, December 22, 2011._ Veolia Environnement has announced the partial buyback of USD210 million of its US-dollar 5.25% issue that matures in June 2013 and of EUR56 million of its Euro 4.875% issue that matures in May 2013. These buybacks will bring the remaining outstanding amounts of these issues to USD490 million and EUR500 million, respectively.

The purpose of these buybacks, carried out in the secondary market, is to optimize Veolia Environnement’s financing cost, thus reducing the carrying cost of its available cash and cash equivalents. It will be recalled that at June 30, 2011, Veolia Environnement’s gross liquidity amounted to €10 billion, of which €6 billion was cash and cash equivalents.

These operations, combined with the liability management operation carried out in 2010, have led to an overall reduction of the company’s 2012 and 2013 maturities of about €1 billion equivalent. They have allowed the company to optimize its debt structure by anticipating the refinancing of bonds reaching maturity.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.8 billion in 2010. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

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Contact

Marie-Claire Camus +33 (0)1 71 75 06 08 marie-claire.camus@veolia.com	Sandrine Guendoul + 33 (0)1 71 72 12 52 sandrine.guendoul@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 22, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General